Offering Statement for Jinglz, Inc.

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

  Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Jinglz, Inc.

   10802 LAKE WYNDS CT

BOYNTON BEACH, FL 33437

Eligibility

2. **The following are true for Jinglz, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   William Lickson

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Bill Lickson, Chief Operating Officer; Seasoned veteran as a digital strategist and investor in several companies including startups based in Silicon Valley. Former Director of Digital Strategy at Zimmerman, part of the TBWA worldwide network. Bill brings along years of experience in the television and cable television industries. Jinglz, COO April 2018 - Current; Strategic Media Arts, President - May 2017 - April 2018

   Name
   Ron Erickson

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Ron Erickson, Director. Served as an executive or cofounder for companies such as Microrim,

GlobalTel Resources, Inc., GlobalVision, Inc, Egghead Software, Inc., and Blue Frog Media. Jinglz, Director June 2017 - Current; Know Labs, CEO November 2009 - April 2018; Know Labs, Chairman of the Board February 2015 - Current.

Name
Donna Moore

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Ms. Moore has more than 35 years of public and private company accounting and financial control experience as well as public reporting and SEC compliance reporting. Since 2017, she has been serving as controller of Jinglz, Inc. In addition, since 2010 to present, she has been serving as Chief Financial Officer for Upeva (formerly Summit Capital USA, Inc.) in Tempe, AZ and, since 2014 to present, she has also been serving as controller of eWellness Healthcare, Inc. Prior to locating in Arizona, she worked for over 25 years in Connecticut beginning as controller of a private manufacturing company within a three-company group. During the 25 years with the parent company group, she was promoted from a controller of one company to secretary/treasurer/controller for all three companies. She graduated from Brigham Young University with a Bachelors's degree in Business Management. After working in Salt Lake City and New York City for six years, she returned to Brigham Young University where she earned a Master of Business Administration degree. Jinglz, Inc., Controller 2017 - Current; eWellness, Healthcare Controller 2014 - Present; Upeva, CFO 2010 - Present

Name
David Markowski

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
David Markowski, Chief Financial Officer. 30+ years growing businesses with experience in investment banking, financing start-ups, and public offerings. Served as CEO and Co-Founder of Newsgrade Corporation directing corporate development and technology expansion for an $18 million software project. Jinglz, CFO August 2017 - Present; eWellness Corporation, CFO May 2013 - Present

Name
Aaron Itzkowitz

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jinglz, CEO 2017 - Current. Prior to JINGLZ, Aaron led Successories.com. In 2014, he sold a division of the company at a substantial gain for the investors. He has extensive experience in technology management and driving growth across multiple start-ups and Fortune 100 companies.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Aaron Itzkowitz

Securities:	8,180,000
Class:	Class B Common Stock
Voting Power:	79.2%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Jinglz is a technology company with intellectual property that uses the front-facing camera of a mobile phone, tablet, and computer to track user engagement and emotional reactions to videos that are being played on their device. Users approve access to the camera to ensure privacy conditions are met. The company has built and plans to continue to build products and solutions to serve various markets including marketers, advertisers, lawyers, politicians, and media, and entertainment. The company may also license its technologies to other companies interested in using its solutions. Jinglz go-to-market includes various sales and marketing strategies. They include email marketing, digital marketing, direct selling, trade show, and conference marketing, as well as other initiatives that include reseller channels. Its products and solutions are sold as Software as a Service. This may include enterprise sales in addition to a pay-as-you-go model. Additional revenue opportunities may be achieved through licensing our software to others. The Jinglz team along with its Directors and Advisors are seasoned professionals that have had multiple startups and exits that have delivered benefits to the stakeholders.

   For additional information, please see attached *businessplan.pdf*

   Jinglz, Inc. currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or

the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Jinglz, Inc. speculative or risky:**

    1. Because the Company has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The Company is in an early stage of development and, therefore, has a limited history of operations.
    2. The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in work with mobile technology. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval. Because the Company is focused on product development, the Company has not generated significant product revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.
    3. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.
    4. AN INVESTMENT IN JINGLZ, INC. IS HIGHLY SPECULATIVE, ILLIQUID AND INVOLVES A HIGH DEGREE OF RISK. Prospective investors should carefully consider the Risk Factors and the other information in this Memorandum before making an investment decision.
    5. JINGLZ, INC. MAY NOT RAISE SUFFICIENT CAPITAL TO EXECUTE THEIR BUSINESS PLAN. The Company will use its "best efforts" to raise sufficient capital through this Offering. However, we cannot guarantee the outcome of our capital raising efforts and the amount of capital raised. In addition to this offering under Regulation CF, we are also seeking investments from accredited investors under a Regulation D offering because we project we will need more cash to grow and operate our business than we can raise is this offering, which is limited to $249,999.
    6. THE FUTURE SUCCESS OF JINGLZ, INC. BUSINESS IS DIFFICULT TO EVALUATE DUE TO ITS LIMITED OPERATING HISTORY.
    7. WE HAVE AN IMMEDIATE NEED FOR CAPITAL AND WE WILL BE UNABLE TO COMPLETE THE BUSINESS PLAN IF THE OFFERING IS NOT COMPLETED IN A TIMELY FASHION. Our business strategy depends completely on our ability to sell shares of our common stock. In addition, we may seek additional funds through an additional offering shares of our common stock or by incurring additional indebtedness. We cannot assure any investor that any additional funds will be available or that sufficient funds will be available to us or that funds will be available in a timely way. Additional funds may not be available on terms acceptable to us. Any future capital that is available may be raised on terms in our offering. There is no assurance that funds will be available from any source. If we are unable to secure sufficient capital in the future, the Company may be unable to pursue its business strategy and commence full operations. Future capital requirements depend upon many factors including, but not limited to the amount of money required.
    8. MANAGEMENT HAS BROAD DISCRETION TO DETERMINE HOW THE PROCEEDS FROM THE OFFERING ARE USED. We will have broad discretion as to the use of the net proceeds from this Offering. This could result in the proceeds being applied to uses that investors may not deem desirable or with which they may not agree. Furthermore, Jinglz Inc. cannot assure you that the proceeds as used by management will yield the projected return.
    9. THE MANAGEMENT MUST EFFECTIVELY MANAGE AND SUPPORT THE GROWTH OF THEIR BUSINESSES IN ORDER TO SUCCEED. The management team has full control in all areas of

operations in order to execute their business strategy. Managing growth will place significant demands on the management team, as well as on their respective administrative, operational, and financial systems and controls. The inability to effectively manage, finance or support its anticipated growth could have a material adverse effect on its business and the results of its operations.

10. IT MAY BE DIFFICULT FOR JINGLZ, INC. TO EVALUATE ITS BUSINESS AND PROSPECTS AS MATURE COMPETITORS OR NEW BUSINESSES ENTER OUR MARKETPLACE. We may be unable to recognize and respond to trends, changing preferences or competitive factors within the industry, which may result in a material adverse effect on its business and operations, including those of. We cannot assure you that it will be able to successfully use new business strategies effectively or adapt its business models to a changing market. We are entirely reliant upon the Company's ability to recognize and respond to trends, changing preferences or competitive factors within the commercial industry. The Company's inability to respond effectively to changing customer requirements or market conditions would have a material adverse effect on its business, results of operations and financial condition.

11. NO LEGAL COUNSEL OBTAINED FOR INVESTORS. We have not retained any independent professionals to review or comment on this offering statement or otherwise represent the interests of the investors. Any statement contained herein is that of JINGLZ, INC. and no independent counsel has been engaged on behalf of any prospective investor. Our counsel has not conducted any due diligence as to the truth or the reliability of any of the statements contained herein or related to this offering.

12. JINGLZ, INC. WILL HAVE IMMEDIATE USE OF FUNDS GENERATED BY THE OFFERING. All proceeds from this offering will be immediately accessible by Jinglz, Inc. There is no assurance that we will raise amounts sufficient to implement our business plan, the failure of which would result in material adverse consequences to the Company.

13. THERE HAS NOT BEEN AN INDEPENDENT VALUATION OF THE COMMON SHARES, WHICH MEANS THAT THE COMMON SHARES MAY BE WORTH LESS THAN THE PURCHASE PRICE. We have determined the purchase price of the shares of common stock without independent valuation of the common stock. We established the purchase price based on our estimate of capital and expense requirements, not based on perceived market value, book value, or other established criteria. The shares of common stock may have a value significantly less than the Offering's prices and there is no guarantee that the Common Shares will ever obtain a value equal to or greater than the Offering price.

14. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline. Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount before the deadline, the Company can end the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term

nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Jinglz, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $249,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The use of proceeds will be earmarked for marketing efforts, customer acquisition and sales as well as general and administrative expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
Marketing & Sales	$4,000	$112,749
General and Administrative	$2,500	$62,500
Product Development	$1,000	$25,000
Investor Marketing	$2,010	$37,500
Total Use of Proceeds	**$10,000**	**$249,999**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Jinglz, Inc. must agree that a transfer agent, which keeps records of our outstanding Class A Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her

investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early. Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.50 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild,

grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	100,000,000	3,804,605	Yes	
Class B Common Stock	100,000,000	10,100,000	Yes	Common Stock B has 10 times the voting power of Common Stock A
Preferred Stock	50,000,000	0	No	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Options	On October 9, 2017, the Board of Directors authorized the 2017 Jinglz Stock Inventive Plan. The Board authorized the reservation of up to 3,500,000 shares of common stock. The plan authorizes the Board to determine from time to time eligible recipients, number of options to be issued, the exercise price and terms. There are 1,737,272 stock options outstanding. As of December 31, 2019, outstanding stock options totaled 1,576,272, with a weighted average exercise price of $0.97 and a remaining life of 3.4 years. 474,792 of these options, with a weighted average exercise price of $0.78 and an average life of 3.4 years, can be exercised. In February 2020, the Company issued an additional 161,000 stock options, with a $1.50 exercise price and a five-year term. The exercise prices of all outstanding options range from $0.33 to $1.50 per share.	3,500,000
Warrants	The are 3,355,002 warrants outstanding, all of which can be exercised. The weighted average exercise price is $0.32 and the remaining life is 4.3 years. The exercise prices range from $0.01 to $1.50 per share.	3,355,002

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The existing stock options and warrants are subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At the issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities so that the above risk is mitigated, and there are fewer shares of stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our shares of common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Loan Payable
Amount Outstanding:	$119,061
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has Jinglz, Inc. conducted within the past three years?**

Date of Offering:	09/2017
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$180,000
Use of Proceeds:	

Technology and Product Development, Product Testing
Expenses related to capital raise

Date of Offering:	02/2018
Exemption:	

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a) (6))

Securities Offered:	Common Stock
Amount Sold:	$861,247
Use of Proceeds:	

Technology and Product Development, Product Testing
Expenses related to capital raise

Date of Offering:	06/2018
Exemption:	Reg. D, Rule 506(c)
Securities Offered:	Common Stock
Amount Sold:	$827,154
Use of Proceeds:	

Technology and Product Development, Product Testing
Expenses related to capital raise

Date of Offering:	12/2019
Exemption:	Reg. D, Rule 506(c)
Securities Offered:	Common Stock
Amount Sold:	$1,176,552
Use of Proceeds:	Consulting fees

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Jinglz has been developing technology and launched a test product in March 2019 which generated revenue. The company paused sales and then went back to development and launched its CampaignTester product in January 2020. The company is currently marketing the services and has verbal commitments along with a pipeline of potential customers. We believe revenue is imminent. Our average monthly burn rate is around $30,000, with an average allocation of 40% towards sales and marketing, 20% to development and 30% to G&A and 10% to operations/customer success. We currently have a prospect database in the thousands from prelaunch marketing which included conferences, symposiums and email marketing. With this raise, we plan to allocate a higher percentage of our expenditures to sales and marketing. We believe these activities will result in the traction of generating recurring revenue and prepare us for scalable growth. We intend to raise up to $249,999 in this offering and are in discussions with investment bankers for additional financing of $3 million - $7 million for growth. We currently have approximately $100,000 in the bank and will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. Our expenses from our date of inception to our year end on December 31, 2019, amounted to $3,429,166, which resulted in a $3,420,954 loss. The $281,391 in expenses subsequent to December 31, 2019 have been supported through successful capital raises through private placement. As of December 31, 2019, total investments amounted to $97,250. Our current private placement equity round is priced at $1.50 per share, and given our progress and the experience and successes of our supporting advisors and team, we believe the $1.50 per share being offered is still appropriate.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    ## Taxes

Total Income	Taxable Income	Taxes Paid
$14,351	($965,149)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

> **If Yes to any of the above, explain:**

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
    1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
    2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Jinglz, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

    Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available. Video Transcript: Over the past several years, digital video content has seen massive growth. FOr advertising, for social media, for communication, and for online learning. We take it with us wherever we go, driving the demand for content creators to produce more and more to reach an audience of consumers. With so much investment pouring into the video market, producers need efficient ways to predict an audience's response to the content they create. In the past, that meant traditional live focus group testing. But in an era when quantitative data is king, and large gatherings of strangers present public health risks, the old models fall short of industry demands. Advertisers and marketers need actionable insights driven by hard data and live focus groups are growing less reliable and wildly inefficient. The industry is growing and it needs modern solutions. Jinglz is

meeting that demand with our new AI-powered emotion detection platform. It empowers content creators to build and deploy remotely delivered audience testing worldwide. Our emotiontrac technology analyses the viewer's facial expressions second by second and recognizes their emotional response to the video content they are seeing. This provides quantitative data that delivers powerful insight not possible in traditional audience testing models. Tests are delivered to remote audiences using our integrated mobile app, or even the viewer's webcam. The data from these tests can help drive decision making and guide the production of more effective content for creators. Jinglz successfully completed development of this platform and launched in November of 2019 and now it will enable us to pursue revenue in several lucrative markets. This round of funding is an opportunity to invest in a company that has already achieved big things with the funds raised so far. And our suite of products allows us to pursue multiple revenue streams as we go to market. Be a part of an exciting change in an industry with massive potential for growth and make your investment in Jinglz today.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

    Pitch Deck: pitchdeck.pdf

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://jinglzinc.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.